July 25, 2008

Jeff Long
United States, Securities and Exchange Commission
Washington, D.C. 20549

Re:	Hatteras Multi-Strategy Fund I, L.P.
Hatteras Multi-Strategy TEI Fund, L.P.
Hatteras Multi-Strategy Institutional Fund, L.P.
Hatteras Multi-Strategy TEI Institutional Fund, L.P.

You have noted that the net expense ratios in the financial statements of Hatteras Multi -Strategy Fund I, L.P. (“MS1”), Hatteras Multi-Strategy TEI Fund, L.P. (“MSTEI” and, together with MS1, the “Multi-Strategy Funds”), Hatteras Multi-Strategy Institutional Fund, L.P. (“MSINST”) and Hatteras Multi-Strategy TEI Institutional Fund, L.P. (“MSTEIINST”) and, together with MSINST, the “Institutional Funds”) differ from those in the fee tables of the funds’ respective offering memoranda. There are three reasons for the differences, all of which are consistent with United States generally accepted accounting principles (“GAAP”) and industry practice. The first is the use of average balance method versus ending balance method. The second reason is that the financial highlights included interest expenses. The third reason is that the financial highlights included withholding taxes in the expense ratios. Each of these reasons is discussed below.

Average Balance Method

The funds calculate their net asset values on a monthly basis as of the end of the month. All of the funds have expense limitation agreements, which are calculated based on these end of month net asset values. However, in the financial statements for the funds, the expense ratios presented in the financial highlights are calculated based on average monthly net assets. Both methods are in accordance with GAAP. During periods of significant asset growth or decline, this can result in differences. For instance, during the fiscal year ending March 31, 2007, the funds experienced significant asset growth, primarily through new investors contributing to the funds. As a result, the expense ratio in the financial highlights based on average monthly net assets was 12 basis points higher in MS1 and 13 basis points higher in MSTEI than the actual expense ratio used in the monthly calculation of the actual reimbursement amount based on month end assets. While average monthly net assets is a more common and acceptable calculation for financial statement purposes, use of the month end balances in the fee tables is more appropriate as it reflects the manner in which the expense limitation is calculated.

Interest Expense

The funds invest substantially all of their assets in the Hatteras Master Fund, L.P. (the “Master Fund”), which implements the investment strategy. The Master Fund typically does not employ leverage, outside the leverage that might be employed by the funds’ underlying managers. Therefore, interest expense is relatively small and immaterial. We believe that the accounting standard within the industry is to treat interest expense as a trading expense rather than an operating expense of the fund, and therefore, interest expense is not included as a fund expense in the offering memorandum fee tables, and therefore is excluded from the monthly expense cap calculation. However, because the interest expense is so immaterial, had interest expense been included with the reimbursable amount, the investment adviser would have still recouped all interest expense amounts over the monthly expense limitation amount in the same month that all other operating expenses were recovered. Additionally, in past financial statements, the funds included the interest expense in the financial highlights expense ratios. As discussed below, the funds propose to disclose interest expense separately in the financial highlights.

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615
tel 919.846.2324 • fax 919.846.3433 • info@hatterasai.com • www.hatterasai.com

Withholding Taxes

MSTEI and MSTEIINST, collectively the “Tax-Exempt Funds,” are structured to accept investments from tax-exempt investors. The Tax-Exempt Funds withhold taxes on U.S. sourced interest and dividend income from the Master Fund. In exchange, the tax-exempt investors in the Tax-Exempt Funds do not receive unrelated business taxable income from their investments. Consistent with industry practice, withholding taxes are treated as a personal expense of an investor and not as a fund expense. Consequently, they are not included as fund expenses in the offering memorandum fee tables, and therefore are excluded from the monthly expense cap calculation. The registrants believe this treatment of withholding taxes is consistent with other funds with similar structures. In order to further clarify this point, in the future, the fee tables in the funds’ prospectuses will include disclosure specifically noting that withholding taxes are not included in the fee table or in the funds’ expense limitations.

In past financial statements, the funds included the withholding taxes in the financial highlights expense ratios. The funds propose that in the future they will separately disclose the ratio of operating expenses to average net assets, the ratio of interest expense to average net assets and the ratio of withholding taxes to average net assets. Such a presentation is consistent with GAAP and utilized by others in the industry. Additionally, the funds believe such a presentation will be more easily understood by investors. Set forth below is an example of the proposed presentation of the financial highlight expense ratios for MSI and MSTEI for the fiscal years ending March 31, 2007.

	MS1		MSTEI
Ratio of operating expenses to average net assets (1)	2.35%	(2)	2.35%	(3)
Ratio of allocated bank borrowing expense to average net assets	0.01%		0.01%
Ratio of withholding tax to average net assets	-		0.30%

Ratio of total expenses to average net assets	2.36%		2.66%

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615
tel 919.846.2324 • fax 919.846.3433 • info@hatterasai.com • www.hatterasai.com

(1)	Average net assets calculated on end of month asset amounts.

(2)	If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of expenses to average net assets would be 2.38%.

(3)	If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of expenses to average net assets would be 2.43%.

As discussed above, we believe that the past presentation in the fee tables and financial highlights was consistent with both GAAP and industry practice. Nonetheless, your comments have highlighted that such disclosure could be presented in a clearer manner. Therefore, the funds undertake to revise the disclosure on a going-forward basis to avoid any possibility of confusion. Please do not hesitate to contact us if you have any further comments or questions.

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615
tel 919.846.2324 • fax 919.846.3433 • info@hatterasai.com • www.hatterasai.com